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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

COGENT, INC.
(Name of Subject Company (Issuer))

3M COMPANY
VENTURA ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

19239Y 10 8
(CUSIP Number of Class of Securities)

Gregg M. Larson
Deputy General Counsel and Secretary
3M Company
3M Center
St. Paul, Minnesota 55133
(651) 733-2204
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Christopher E. Austin
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$950,582,062.50	$67,776.50

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-1l(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 90,531,625 shares of common stock, $0.001 par value per share, of Cogent, Inc. (the "Shares"), the estimated maximum number of Common Shares that may be acquired in this tender offer (representing as of August 27, 2010 (i) 88,389,700 Common Shares issued and outstanding, (ii) 1,144,226 Common Shares issuable upon the exercise of outstanding options and (iii) 997,699 Common Shares issuable upon the exercise of outstanding restricted stock units), multiplied by (b) the offer price of $10.50 per Common Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.00007130.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$67,776.50	Filing Party:	3M Company, Ventura Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	September 10, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on September 10, 2010, as amended and supplemented by Amendment No. 1 filed on September 16, 2010 and Amendment No. 2 filed on September 24, 2010, by Ventura Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of 3M Company, a Delaware corporation ("3M"), to purchase all outstanding shares of common stock, par value $0.001 (the "Shares"), of Cogent, Inc., a Delaware corporation ("Cogent"), at a price of $10.50 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2010 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Notice of Guaranteed Delivery, which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(B) and (a)(1)(C), respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer."

        All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 4.    Terms of the Transaction.

        On page 36 of the Offer to Purchase, replacing the first sentence of the last paragraph of Section 13 entitled "Conditions to the Offer" with the following:

        "We expressly reserve the right, at any time or from time to time prior to the expiration of the Offer, in our sole discretion, to waive or otherwise modify the terms and conditions of the Offer in any respect, except that we reserve the right to waive or otherwise modify those conditions of the Offer that depend upon receipt of government regulatory approvals at any time prior to the acceptance of Shares for payment."

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: October 4, 2010

3M COMPANY
By:	/s/ GREGG M. LARSON Name: Gregg M. Larson Title: Deputy General Counsel and Secretary
VENTURA ACQUISITION CORPORATION
By:	/s/ MICHAEL P. DELKOSKI Name: Michael P. Delkoski Title: President and Director

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  Item 4. Terms of the Transaction.
SIGNATURE